Brian Boonstra 303.892.7348 brian.boonstra@dgslaw.com

July 21, 2022

Via EDGAR

Mr. Corey Jennings

Special Counsel

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vox Royalty Corp.

Form 40FR12B filed June 27, 2022

File No. 001-41437

Dear Mr. Jennings:

On behalf of Vox Royalty Corp. (the “Company”), set forth below is the response of the Company to the comments received by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 18, 2022 (the “Comment Letter”) regarding the above-referenced registration statement on Form 40-F that was filed via EDGAR on June 27, 2022. For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Form 40FR12B

General

1.	Please provide us with a detailed legal analysis addressing whether your precious metal royalties and purchase agreements could be characterized as securities under the U.S. federal securities laws. In responding to this comment, please address the different operating stages of the underlying projects and the extent to which these agreements fund the development of such projects. In this regard, disclosure indicates that these agreements may involve development stage projects, advanced development stage projects, and operating mines. Please also quantify the number of these agreements that fall into each such operating stage category.

Response: The Company is a mining royalty and streaming company focused on building a portfolio of royalties and streams across a diverse mix of precious metals, base and battery metals. In return for making an upfront payment to acquire a stream or royalty, the Company receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine, in the case of a stream, or the right to receive a portion of revenue generated from the mine, in the case of a royalty. The royalty and/or streaming agreements held by the Company typically set out the terms and nature of the royalty and/or stream, methods for calculating inclusions and deductions from the royalty, timing of payment by the royalty payor, and other customary terms for agreements of this nature in the mining sector.

Davis Graham & Stubbs LLP ▪ 1550 17th Street, Suite 500 ▪ Denver, CO 80202 ▪ 303.892.9400 ▪ fax 303.893.1379 ▪ dgslaw.com

Mr. Corey Jennings
U.S. Securities and Exchange Commission
July 21, 2022

As of the date of this letter, the Company, through its subsidiaries, holds 58 royalties and 2 streams. The Company’s portfolio is diversified based on the stage of development of the underlying mining project. Six of the Company’s royalties are on mines that are currently producing, 22 are on mining projects that are in the development stage, and 30 are on projects that are in the exploration stage. Both of the Company’s stream agreements relate to development stage projects. A mining project is deemed to be in the development stage for this purpose if one or more mining studies have been completed (i.e. a Preliminary Economic Assessment, Pre-Feasibility Study or Feasibility Study), as well as toll-treatment projects or previously producing projects currently under care and maintenance.

Royalty agreements may be entered into at various times and for various purposes throughout the life cycle of a mining project. For example, the royalty may be created in connection with the assemblage of the underlying land package at the initial stage of a mining project, it may be created in connection with the disposition of the project, or it may be created as part of a financing transaction at any stage of the project’s development. As is common in the industry, the Company has assembled its portfolio of royalties largely through acquisitions from a prior royalty holder rather than through negotiations with the owner of the mining property. Fifty-two of the Company’s royalties were acquired by the Company by assignment from a prior holder of the royalty. Of the royalties and streams currently held by the Company, the Company has negotiated the creation of a royalty or stream with only three mining operators in connection with the development of an underlying project (for a total of six royalties and two streams).

The Company believes, in light of existing case law and other relevant authority, that its royalties and stream agreements are not securities within the meaning of the Investment Company Act of 1940 (the “1940 Act”). Both royalties and streams are contractual rights, which are not among the specific types of instruments listed in the 1940 Act’s definition of “security” in Section 2(a)(36). Therefore, the question of whether a royalty or stream is a “security” will turn upon whether it is an “investment contract.” While the Company believes that there are sound arguments in favor of the position that the contractual arrangements evidencing the royalties and streams do not meet the definition of an “investment contract” as established in SEC v. Howey, 328 U.S. 293 (1946), we believe that question need not be resolved in order to conclude that the Company is not required to be registered as an investment company under the 1940 Act. In other words, even if the royalties and streams are securities as defined in the 1940 Act, we nonetheless assert that the Company is not an investment company for the reasons explained in response to the Staff’s second comment below.

Mr. Corey Jennings
U.S. Securities and Exchange Commission
July 21, 2022

2.	Please provide us with a detailed legal analysis regarding the company’s status as an investment company under the Investment Company Act of 1940.

Response: The Company believes that it is excepted from the definition of an “investment company” pursuant to Section 3(c)(9) of the 1940 Act. In particular, the Company believes that it is, consistent with the language set forth in the abovementioned section, a “person, substantially all of whose business consists of owning or holding oil, gas, or other mineral royalties or leases, or fractional interests therein, or certificates of interest or participation in or investment contracts relative to such royalties, leases, or fractional interests.”

The reference to “or other mineral royalties” in Section 3(c)(9) of the 1940 Act is broad and includes the metals royalty agreements to which the Company is a party. For example, the staff has previously permitted reliance on Section 3(c)(9) for a company holding mineral interests other than oil and gas. See In re Penn Virginia Corp., 1940 Act Release No. 7176 (May 16, 1972) and 1940 Act Release No. 6933 (Jan. 12, 1972).

In a prospectus supplement filed on SEDAR on March 22, 2021, the Company describes itself as a “mining royalty and streaming company focused on building a portfolio of accretive royalties and streams across a diverse base of precious metals assets.” Based on the Company’s audited consolidated financial statements for the year ended December 31, 2021, the Company’s “royalty, stream, and other interests”, plus accounts receivable related to the foregoing, comprised approximately 66.5% of the Company’s total assets. As of June 30, 2022, the proportion of such assets relative to the Company’s total assets is even greater due to the divestiture of certain shares held in another publicly traded royalty company and the acquisition of a number of royalties during the three months ended June 30, 2022. The royalties acquired by the Company during this period have a preliminary acquisition value of ~US$16M1, and therefore the Company anticipates the 66.5% proportion of total assets figure presented above as at December 31, 2021 will be at least 75%1 as at June 30, 2022.

While the SEC staff has not, to the Company’s knowledge, articulated a position as to what constitutes “substantially all” of a company’s business, the Company believes that the aforementioned mix of assets held by the Company, and the Company’s own operations as described in its as-filed documents, are indicative of an issuer that would fall within the scope set forth by Section 3(c)(9) of the 1940 Act.

In addition to the exception in Section 3(c)(9) of the 1940 Act, the Company also believes that it may rely on Section 3(c)(5)(A) of the 1940 Act, as the Company is engaged primarily, through one or more of our subsidiaries, in the business of purchasing or otherwise acquiring certain obligations that represent part or all of the sales price of merchandise. Section 3(c)(5)(A) of the 1940 Act, as interpreted by the SEC staff, requires each such subsidiary to invest at least 55% of its assets in “notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services.”

1 This figure is Company management’s best estimate as of the date of this letter. It has not been reviewed by the Company’s auditors and is subject to revision. As the Company has not yet finished its quarter-end closing procedures, the figure is subject to final quarter-end closing adjustments.

Mr. Corey Jennings
U.S. Securities and Exchange Commission
July 21, 2022

In a no-action letter, dated August 13, 2010, addressed to Royalty Pharma, the SEC staff promulgated an interpretation that royalty interests entitling an issuer to collect royalty receivables that are directly based on the sales price of specific assets covered by license agreements are regarded as assets that would count towards the 55% test under Section 3(c)(5)(A) noted above. In the Royalty Pharma letter, the SEC staff noted (in reference to the New England Education Loan Marketing Corp. no-action letter dated May 22, 1998) that:

“the appropriate test is not whether a company is engaged in ‘sales financing,’ but whether there is a direct nexus between the obligation being purchased and the sale of specific merchandise or services. Therefore, a company not engaged in a traditional form of factoring or sales financing, but otherwise falling within the terms of Section 3(c)(5)(A), may be excluded from the definition of ‘investment company’ by the Section.”

The no-action position articulated in Royalty Pharma is premised on an issuer being “primarily engaged” in the business of purchasing or otherwise acquiring certain obligations that represent part or all of the sales price of merchandise, insurance, and services. In this case, the royalty and stream assets on the Company’s balance sheet are primarily held by the Company’s subsidiaries, SilverStream SEZC, Vox Royalty Australia Pty. Ltd., and Vox Royalty Canada Ltd. The assets identified as “royalty, stream, and other interests” in the Company’s unaudited balance sheet as of March 31, 2022 reflect contractual arrangements whereby (and as described above) the Company or a subsidiary thereof, as assignee or contractual party, is entitled to receive a specified percentage of the revenues from the actual sale of minerals. The Company believes that these payments are analogous to the royalty receivables attributable to biopharmaceutical assets described in the Royalty Pharma letter, and the sales of minerals on which the payments to the Company are based are likewise analogous to the sales of “merchandise” referred to in the Royalty Pharma letter.

Based on the Company’s unaudited consolidating balance sheets as of March 31, 2022, the “royalty, stream, and other interests” comprise approximately 74.6%, 77.7%, and 100% of the total assets of SilverStream SEZC, Vox Royalty Australia Pty. Ltd., and Vox Royalty Canada Ltd. respectively, on an unconsolidated basis and excluding intercompany debt. Each of these subsidiaries is indirectly or directly wholly-owned by the Company. On a consolidated basis, and as reflected in the Company’s audited financial statements as of December 31, 2021, “royalty, stream, and other interests” comprise approximately 65% of the Company’s total assets. As of the date hereof, the Company does not believe that the proportion of such interests relative to the Company’s total assets will fall below 55% in the near future.  While the Company acknowledges that no-action relief is specific to each addressee, the Company believes that the factual underpinnings of the Royalty Pharma letter are sufficiently close to those at hand such that the Company should not be regarded as an “investment company” under Section 3(c)(5) of the 1940 Act.

In light of the foregoing analysis, the Company does not believe that it is an investment company under the 1940 Act.

****

Mr. Corey Jennings
U.S. Securities and Exchange Commission
July 21, 2022

Should you have additional questions or comments, please contact the undersigned at (303) 892-7348.

Sincerely,

/s/ Brian Boonstra
Brian Boonstra
for
Davis Graham & Stubbs LLP

cc:	Kyle Floyd, Vox Royalty Corp.

Adrian Cochrane, Vox Royalty Corp.